Exhibit 99.1

Upcoming Expiry of Listed Options (ATHO)

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 29 July 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, advises that 18,443,495 quoted options, trading under the ASX Code ATHO (“Options”), will expire at 5.00pm (AEST) on Monday, 31 August 2026 (“Expiry Date”).

Official quotation of the Options on ASX will cease at close of trading on Tuesday, 25 August 2026, being four business days before the Expiry Date.

The Company will send a personalised letter and notice to each holder of Options as required under ASX Listing Rule 6.24, outlining the steps required to exercise their Options before the Expiry Date (a sample letter is annexed to this announcement at Annexure A). Holders who intend to exercise their Options must follow the Instructions provided in the letter and ensure that cleared payment is received by the Company prior to 5.00pm (AEST) on 31 August 2026 (being the Expiry Date).

In accordance with clause 5.2 of Appendix 6A of the ASX Listing Rules, Alterity provides the following information:

●	the total number of Options is 18,443,495;

●	a total of 18,443,495 fully paid ordinary shares in the Company may be issued on exercise of the Options;

●	the exercise price of each Option is $0.50;

●	the due date for payment of the exercise price for the Options is the Expiry Date;

●	if payment in cleared funds is not received by the Expiry Date, the Options will expire unexercised and all rights attaching to the Options will cease;

●	official quotation of the Options on ASX will cease at the close of trading on 25 August 2026;

●	the market price of Shares on the ASX was $0.53 on Tuesday, 28 July 2026 being the last trading day prior to the date of this announcement;

●	during the 3 months preceding the date of this announcement:

o	the highest market sale price of Shares on ASX was $0.785 on 7 July 2026; and

o	the lowest market sale price of Shares on ASX was $0.35 on 4 June 2026; and

●	no underwriting agreement exists in respect of the Options.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

Authorisation & Additional Information

This announcement was authorised by David Stamler, CEO/MD of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Annexure A – Sample Letter

29 July 2026

Dear Optionholder

EXPIRY OF LISTED OPTIONS (ASX: ATHO)

Alterity Therapeutics Limited (ASX:ATH) (Company) wishes to remind you that you are the registered holder of listed options in the Company (ASX: ATHO) (Options).

Under clause 5.2 of Appendix 6A of the ASX Listing Rules, the Company is required to advise Optionholders of the upcoming expiry of the Options at 5.00pm (AEST) on 31 August 2026 (Expiry Date). The Options are exercisable at $0.50 per Option, and there is no obligation upon holders to exercise their Options.

The Company provides the following courses of action available to you as a holder of these soon-to-expire Options:

1.	Do nothing and allow your Options to expire

If you do not exercise or sell your Options in the manner described below, they will expire at 5.00pm (AEST) on the Expiry Date and your right to subscribe for the fully paid ordinary shares (Shares) in the capital of the Company at $0.50 per Share will lapse and all rights will cease.

2.	Sell your Options

Please note that official quotation of the Options on ASX will cease at close of trading on Tuesday, 25 August 2026, being four business days before the Expiry Date.

3.	Exercise your Options

If you wish to exercise your Options, you must complete the Notice of Exercise of Options (Notice) which you can access via the Automic Investor Portal at https://investor.automic.com.au, together with payment of $0.50 per Option being exercised, according to the instructions on the Notice.

Your completed Notice and payment (in cleared funds) must be received by no later than 5.00pm (AEST) on the Expiry Date. Instructions regarding methods of payment are included in the Notice.

In accordance with clause 5.2 of Appendix 6A of the ASX Listing Rules, the Company provides the following information:

(a)	the name of the holder of the Options and the number of Options held is set out in your personalised Notice which can be accessed via the Automic Investor Portal at: https://investor.automic.com.au;

(b)	the number of Shares to be issued on exercise of the Options is one Share per Option that is exercised;

Alterity Therapeutics Limited ACN 080 699 065

Level 15, 500 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com

(c)	the exercise price of the Options is $0.50 per Option;

(d)	the due date for payment of the exercise price (in cleared funds) for the Options is 5.00pm (AEST) on 31 August 2026;

(e)	If you do not exercise (or sell) your Options in the manner described above, they will expire at 5.00pm (AEST) on the Expiry Date and your right to subscribe for Shares at $0.50 per Share will lapse;

(f)	official quotation of the Options on ASX will cease at the close of trading on 25 August 2026, being 4 business days before the Expiry Date;

(g)	the market price of Shares on the ASX was $0.53 on Tuesday, 28 July 2026 being the last trading day prior to the date of this notice;

(h)	during the 3 months preceding the date of this notice:
i)	the highest market sale price of Shares on ASX was $0.785 on 7 July 2026; and
ii)	the lowest market sale price of Shares on ASX was $0.35 on 4 June 2026 and

(i)	as at the date of this notice, there are no underwriting agreements in relation to the Options.

Important Notes

The Company is not licensed to provide financial product advice. The Company makes no recommendation as to whether you should exercise your Options. You are encouraged to seek advice from your legal, financial, taxation or other professional adviser if you are unsure about what to do in response to this notice.

If you have any further questions about the exercise of the Options, please contact Automic’s Information Line on:

Australia: 1300 288 664, Overseas: +61 2 9698 5414 or email to hello@automicgroup.com.au

Yours faithfully

Abby Macnish Niven

CFO & Company Secretary

T:         +61 (0)3 9349 4906

E:          cfo@alteritytx.com

Alterity Therapeutics Limited ACN 080 699 065

Level 15, 500 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytx.com